Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated April 25, 2014

Fantex, Inc.

On April 21, 2014, an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by ESPN Radio (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, reporter Armen Williams refers to “shares of San Francisco tight end, Vernon Davis,” “shares in a player,” “$10 in the Vernon Davis Brand” and “[shares] connected to an athlete’s financial future.” In addition, Mr. French states that “[Fantex Series Vernon Davis’s] value is linked to [Vernon Davis’s] underlying cash flow.” Furthermore, Mr. French refers to “selling a financial interest to the general public, that’s linked to [Vernon Davis’s] cash flow stream” and “[EJ Manuel’s] IPO” and states that “[Fantex Series Vernon Davis] is a little more easily understood by a certain segment of the general population because it’s about understanding career length of an athlete and forming an opinion. And what you think their contract cycles are, what you think they can generate off field.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand, and Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•                  During the Broadcast, Mr. Williams states that “Fantex brokerage services announced that it will offer 421,000 shares of [Fantex Series Vernon Davis].” Fantex, Inc. is offering 421,100 shares of Fantex Series Vernon Davis pursuant to the Vernon Davis Registration Statement. Fantex Brokerage Services, LLC (“FBS”), is an affiliate of the Company and a registered alternative trading system. Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by FBS.

•                  During the Broadcast, Mr. French states that “[Shares of Fantex Series Vernon Davis] are linked to the underlying cash flow that Vernon Davis’s brand generates so his NFL, current NFL and future playing contracts, endorsements, appearance fees, importantly his post-career should he become a broadcaster or a radio show host,” that “[Fantex, Inc. is] buying 10% of [Vernon Davis’s] future cash flow” and that “[Fantex, Inc. is] buying 10% of [the future cash flow of Vernon Davis] for $4 million.” Under the terms of the Vernon Davis Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                  During the Broadcast, Mr. French states that “[Fantex, Inc. thinks] that there’s an opportunity for us to create a return for the shareholders.” Investing in Fantex Series Vernon Davis is highly complex, risky and speculative, there is no assurance of profit, and such investment should be considered only by persons who can afford the loss of their entire investment. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, the ability to contribute to Vernon Davis’s efforts to build brand value, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,” “will,” “would,” “should,” “could” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with Armen Williams

MEDIA:	Radio

STATION:	ESPN 104.5

MARKET:	Albany, NY

Date:	04/21/2014

Program:	The Team

SUBJECT:	Interview with Buck French — IPO of Vernon Davis

Armen Williams, Host:

Earlier today, Fantex brokerage services announced that it will offer 421,000 shares of San Francisco 49ers tight end, Vernon Davis at the end price of $10 a share. Did you just comprehend everything that I said to you? Probably not as Armen and Levack, 104.5, “The Team,” your home for New York sports. So how we’re trying to figure this out, this ground breaking opportunity for you and the other sports fan. We figured we would go straight to the source, so kind enough to join us on this busy day for him is Fantex’s CEO, Buck French. Buck, first of all, best name ever, your name by the way, not your company. Second of all, what’s going on? How do you buy shares in a player at $10? Can you explain this concept to us please?

Buck French, CEO, Fantex Holdings:

Sure, happy to and thanks for having me on. So individuals can go to Fantex.com, F-A-N-T-E-X dot com and register for a brokerage account and can actually reserve shares in our Fantex Vernon Davis offering. Those shares are linked to the underlying cash flow that Vernon Davis’s brand generates so his NFL, current NFL and future playing contracts, endorsements, appearance fees, importantly his post-career should he become a broadcaster or a radio show host, like you all. That branding is included as well. And the securities, is based, its values is based on that underlying cash flow.

Williams:

So $10 in the Vernon Davis brand. I’m sure you’ve taken some time and speculated. And of course, we’re not going to hold you to this, but what would be a range on what the return of an investment, something like that would be?

French:

You see, you know each investor has to come up with that determination. You know, we estimate, estimated in his prospectus that we filed with the Securities and Exchange Commission, Vernon on his own, without our help in building his brand had the opportunity to generate about $61 million in cash flows. That was our estimate and we are acquiring that future cash flow stream on a $40 million valuation, so we’re buying 10% of that future cash flow that we estimate could be 6 million. And our goal is to make it 60 million, make it worth more. And we’re buying 10% of that for $4 million. So we think that there’s an opportunity for us to create a return for the shareholders.

Williams:

Wow. Fantex’s CEO, Buck French joining us on 104.5, “The Team,” during your 4:30 football fix with Armen and Levack, live from Zappone Chrysler, Jeep, Dodge, Ram. In clip, compart, (phonetic) Fantex is the first company that has shares that will be sold that are connected to an athlete’s financial future. I love this idea, Buck. Because in 2014 it’s all about individual marketing, all these players get deals and they market themselves. There’s Twitter and all the social media and the different ways that they can market themselves. NBA perhaps, is the biggest self-marketing pro for professional organizations. What made you guys choose the NFL? And what made you choose Vernon Davis?

French:

So, yeah we absolutely see this is as a component of their brand building mix by selling a financial interest to the general public, that’s linked to their cash flow stream. We picked the NFL first because it’s the number one sport in America and it’s also the number one fantasy sport. And within that we picked Vernon Davis and he picked us, too.

Because not only is he a Pro Bowl tight end for the San Francisco 49ers and considered one of the top tight ends in the NFL, but he’s a multi-dimensional individual. He has unique attributes off field that we believe we can help him build a sustainable brand that lasts into his post-career.

Williams:

Now I’m just wondering, I’m sure you’ve already started to scout other athletes. Who’s next in this? Who else do we have a chance to buy into their financial future?

French:

So the next announced athlete that we’ve actually announced and filed his S-1 already is EJ Manuel, the starting quarterback for the Buffalo Bills.

Williams:

Nice. Now we’re talking. You’re on your home for New York sports right now so our listeners are definitely interested in that.

French:

We’re excited to be working with EJ as well. His S-1 has been filed. And we anticipate in the next few weeks, opening up his IPO.

Williams:

Very cool. Now I’m just curious, here in New York, we’re all glued to this Alex Rodriguez situation. He signs this mammoth contract, you know if I’ve got points in his stock basically. What happens when he has to give that money back? Do I take a hit financially? How does that work?

French:

In that case, you would. Not knowing all the details of Alex Rodrigeuz’s situation, but if it’s determined that he used performance enhancing drugs, then he would be in violation of our contract with him. And then we would have recourse with him.

Williams:

Fantex’s CEO, Buck French joining us on 104.5, “The Team.” His company is allowing you, the investor, the first time to have shares that will sold that are connected to an athlete’s financial future. And Buck, I gotta say, as an individual I have someone to help me to take care of these things. But I’ve never been big in buying and selling stocks. This interests me as a sports fan. Have you guys thought about the idea of so many sports fans who maybe gamble or invest their money in other areas? Now suddenly say, hey maybe I should invest in some stock as well?

French:

Well we think there is absolutely will be interest in the general public. You know, our belief is that, you know, this is a little more easily understood by a certain segment of the general population because it’s about understanding career length of an athlete and forming an opinion. And what you think their contract cycles are, what you think they can generate off field. To me, at least, it’s a little more…it’s easier to understand than trying to forecast what General Electric is going to make next quarter.

Williams:

Sure. Fantex’s CEO, Buck French joining us on 104.5, “The Team.” And Buck, thank you very much. Congratulations in this endeavor and we will continue to keep an eye on you guys. And hit us up anytime.

French:

Great, appreciate the time. You all take care.

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